UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
 Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant:
Jones Lang LaSalle Inc. (“Issuer’)
2.	Name of Persons Relying on Exemption:
Generation Investment Management LLP (“Generation”)
3.	Address of Persons Relying on the Exemption:
20 Air Street
7th Floor
 London W1B 5AN, United Kingdom
4.	Written Materials:
Form of client letter, dated May 16, 2017.  This material is being submitted pursuant to Rule 14a-6(g)(1).  Generation does not intend to solicit proxies with respect to the Issuer’s Annual Meeting of Shareholders scheduled to be held on May 31, 2017 and nothing herein is intended as a solicitation of proxies.

[Generation Investment Management LLP Letterhead]

Generation Investment Management LLP 20 Air Street London W1B 5AN United Kingdom generationim.com

16 MAY 2017

Dear Client,
We are writing with regard to our on-going engagement with portfolio company Jones Lang LaSalle (JLL) ahead of its Annual Meeting of Shareholders on 31 May 2017. We have been investors in JLL, a leading global real estate and professional services company, for almost a decade. We believe JLL is a high-quality, sustainable business but have been concerned for some time about the structure of JLL’s executive compensation programme. This is unfortunate, as in our view, JLL rates highly in other aspects of governance. We recently informed JLL we would be voting against certain recommendations of the Board of Directors. We would like to share with you the rationale for our intended vote.
We believe JLL is well-positioned as one of the long term beneficiaries from commercial real estate industry (CRE) trends, such as consolidation and greater professionalisation, as well as the growing popularity of CRE as an investible asset class. In our view, JLL has the potential for high organic revenue growth, as well as growing recurring revenue, and should be able to achieve this growth with high incremental returns on capital. We also think highly of JLL’s early leadership on diversity and sustainability in the built environment.
Nevertheless, we believe JLL has failed to reach its full potential - primarily due to execution issues related to a poorly designed incentive programme. Under its former CEO, JLL saw rapid revenue growth (16% p.a. from 2004-2016). However, during the same period net income margins fell while the share count rose substantially. As a result, diluted earnings per share (EPS) growth was much lower (11% p.a. from 2004-2016). Furthermore, the rate at which earnings were converted into cash fell, to the point of driving cash flow per share into negative territory in 2016i (even using averages, cash flow per share fell from 154% of diluted EPS from 2004-2006 to 47% from 2014-2016). Finally, since much of the growth came from acquisitions, net debt increased from under $30 million in 2004 to over $1 billion in 2016.
JLL is now at an inflection point. A new CEO, Christian Ulbrich, has been in place since October 2016. We have had discussions with Mr. Ulbrich and have confidence in his ability. We are already seeing tangible signs of improvement and are hopeful this is just the beginning. We have also engaged with the board on the subject of executive compensation. In the context of its compensation programme, the board indicated that JLL is in the final year of a three year review period. A new three year period will begin in 2018 and we believe there will be an opportunity to make improvements to the plan. We would like to see a more rigorous capital allocation process, improved operating leverage and cash flow conversion at JLL. In our view, if Mr. Ulbrich delivers on these, supported by a better compensation programme that incorporates more long term equity ownership for senior management, this could unlock substantial value.
We have a duty as stewards of your capital to ensure executive compensation is set at an appropriate level and outsized bonuses reward only outstanding performance. We believe JLL’s historic compensation practices were problematic and have an obligation to hold those responsible to account. While we recognise there are differences in opinion on how compensation should be structured, our strong preference is for any programme to incorporate the following features: (1) balanced scorecards, with both financial and non-financial metrics, reflecting the interests of shareholders, customers, employees and other stakeholders; (2) financial metrics that are long-term and correlated with shareholder interests (e.g. return on capital, cash flow per share); (3) outsized rewards only for strong performance, paid largely in shares subject to meaningful holding periods; (4) transparent terms, verifiable and easily understood by all stakeholders; and (5) limited board discretion for upward adjustments when performance has been weak.

When we assess JLL’s compensation programme against these criteria, we do not believe it is well-designed. There is a heavy weighting towards short term performance. The majority of the compensation is paid in cash, not stock. The main financial metric in the programme (‘Adjusted EBITDA’) does not, in our opinion, correlate well with long-term shareholder value creation. We believe this creates misalignment by potentially incentivising management to acquire businesses to earn outsized rewards, regardless of whether these acquisitions create value for shareholders. Moreover, it excludes real costs to shareholders (e.g. interest, tax, depreciation etc.) and provides scope for adjustment. Finally, many of the non-financial metrics are vague and give considerable discretion to the board.
We recognise that the former CEO grew revenue significantly during his tenure. However, as we have explained above, we believe that the results more closely aligned with value creation have been less impressive. In recent years this divergence has been even more pronounced. From 2013-2016 revenue grew 15% p.a. but diluted EPS only grew 5% p.a., cash flow per share declined and net debt increased sharply. The outgoing CEO’s 2016 reported total compensation was more than twice that of the CEO of a larger peer (CBRE) in absolute terms. As a percentage of 2016 net income, his reported compensation was more than 3% compared to less than 1% at that peer. In this context, we view the $33m+ total compensation awarded to the former CEO over the past three years, including $11m+ in 2016 alone, as pay-for-failure.ii
We therefore plan to: (1) vote against the re-election of the Chairperson (Sheila A. Penrose); (2) abstain on the re-election of other board members on the compensation committee (Hugo Bagué, Samuel A. Di Piazza, Jr., Dame DeAnne Julius, Ming Lu, Shailesh Rao); and (3) vote against the ‘Say on Pay’ proposal with respect to executive compensation. We presently plan to vote in favour of all other resolutions.
We are hopeful you will share our views on these matters.  Looking forward, we retain our conviction in JLL and believe they now have the right management team in place to unlock its full potential.

Yours sincerely,
Generation Investment Management LLP

By:	/s/ Mark Ferguson
Mark Ferguson, Co-Chief Investment Officer

By:	/s/ Miguel Nogales
Miguel Nogales, Co-Chief Investment Officer

Please refer to Important Information and notes on the following page.
Important Information
This letter does not constitute a request for a proxy for the annual meeting of shareholders of JLL and we are not providing any form of proxy. Nothing in this letter is intended to give rise to any agreement, arrangement or understanding between us with respect to acquiring, holding or disposing of securities of JLL and any intention to form or join any ‘group’ with respect to securities of JLL within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934, as amended, is hereby disclaimed.

This letter does not constitute a recommendation to purchase, sell or hold any investment, and does not constitute investment research. Opinions expressed are current opinions as of the date of appearing in this letter. Our views in respect of the future prospects of JLL are based upon internal analysis and certain assumptions that reflect the present view of Generation, and which may not be indicative of actual events that could occur in the future.

i We define cash flow as cash from operations less capital expenditure.
ii JLL Share Price Analysis:

2016 Financial Year	Absolute Performance (%)	Relative JLL Performance (%)
JLL Share Price Performance (including dividends)	-36%
Russell 3000	13%	-49%
S&P 500	12%	-48%
MSCI World Net Total Return USD Index	8%	-44%

3 Years Ending 31 December 2016 (cumulative)	Absolute Performance (%)	Relative JLL Performance (%)
JLL Share Price Performance (including dividends)	0%
Russell 3000	27%	-27%
S&P 500	29%	-29%
MSCI World Net Total Return USD Index	12%	-12%